UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under The Securities Exchange Act of 1934
(Amendment No. 3)*

Diana Containerships Inc.
(Name of Issuer)

Common stock, par value $0.01 per share (including related preferred stock purchase rights)
(Title of Class of Securities)

Y2069P101
(CUSIP Number)

Attn: Ioannis Zafirakis Pendelis 16, 175 64 Palaio Faliro Athens, Greece 011 30 210 947 0000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y2069P101

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Diana Shipping Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

19,269,740

8.	SHARED VOTING POWER

-0-

9.	SOLE DISPOSITIVE POWER

19,269,740

10.	SHARES DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

19,269,740

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.3%

14.	TYPE OF REPORTING PERSON

CO

Item 1.	Security and Issuer.

No material change from the Schedule 13D/A filed with the Commission on May 5, 2014.

Item 2.	Identity and Background.

This Amendment No. 3 to the Schedule 13D is being filed on behalf of the Reporting Persons, as described in the Schedule 13D/A filed with the Commission on May 5, 2014.

To the best of the Reporting Persons' knowledge, none of the persons listed in Item 2 have, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Other than as described above, there are no material changes from the Schedule 13D/A filed with the Commission on May 5, 2014.

Item 3.	Source and Amount of Funds or Other Consideration.

Diana Shipping Inc. ("Diana Shipping") entered into a Securities Purchase Agreement, dated July 28, 2014 (the "Securities Purchase Agreement"), among the Issuer, 12 West Capital Fund LP, 12 West Capital Offshore Fund LP, Diana Shipping Inc., Taracan Investments S.A., 4 Sweet Dreams S.A., Andreas Michalopoulos, and Ioannis Zafirakis (collectively, the "Purchasers"),  pursuant to which Diana Shipping purchased 15,936,255 shares of the Issuer's common stock, par value $0.01 per share (the "Common Shares"), on July 29, 2014 at a price of $2.51 per share, which reflects the 30-day volume-weighted average price of the Common Shares over the 30 trading days preceding the date of the Securities Purchase Agreement.  The source of funds used by Diana Shipping to purchase the Common Shares reported herein was the working capital of Diana Shipping.

Other than as described above, there are no material changes from the Schedule 13D/A filed with the Commission on May 5, 2014.

Item 4.	Purpose of Transaction.

Diana Shipping purchased the 15,936,255 Common Shares reported herein for investment purposes pursuant to the Securities Purchase Agreement, which is attached hereto as Exhibit A and the terms of which are incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Other than as describe above, no material change from the Schedule 13D/A filed with the Commission on May 5, 2014.

Item 5.	Interest in Securities of the Issuer.

(a. and b.) According to the Issuer's Registration Statement on Form F-3 filed with the Commission on July 31, 2014, as of July 30, 2014, the Issuer had 73,158,991 Common Shares outstanding. Based on the foregoing, the following persons report beneficial ownership of the following Common Shares:

Diana Shipping may be deemed to beneficially own 19,269,740 Common Shares, representing approximately 26.3% of the outstanding Common Shares.  Diana Shipping has the sole power to vote 19,269,740 Common Shares and the shared power to vote 0 Common Shares.  Diana Shipping has the sole power to dispose of 19,269,740 Common Shares and the shared power to dispose of 0 Common Shares.

None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares that are the subject of this Schedule 13D.

(c.) Except pursuant to the Securities Purchase Agreement and as set forth above, to the best knowledge of Diana Shipping, no transactions in the Common Shares were effected by the persons enumerated in Item 2 during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by Diana Shipping.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Securities Purchase Agreement, which is attached hereto as Exhibit A and the terms of which are incorporated by reference herein, 12 West Capital Fund LP and 12 West Capital Offshore Fund LP, each an institutional investor not affiliated with the Issuer or Diana Shipping, and Diana Shipping have granted each other a right of first offer in connection with any proposed privately negotiated block sale of common shares of the Issuer constituting ten percent (10%) or more of the outstanding common stock (other than sales of stock to the Issuer and certain other permitted transfers).  In addition, pursuant to the Securities Purchase Agreement, Diana Shipping was granted certain rights of first refusal over subsequent equity offerings by the Issuer.

Pursuant to a Registration Rights Agreement dated July 28, 2014, by and among the Issuer, 12 West Capital Fund LP, 12 West Capital Offshore Fund LP, Diana Shipping Inc., Taracan Investments S.A., 4 Sweet Dreams S.A., Andreas Michalopoulos, and Ioannis Zafirakis, which is attached hereto as Exhibit B and the terms of which are incorporated by reference herein, Diana Shipping was granted customary registration rights with respect to the Common Shares purchased pursuant to the Securities Purchase Agreement.

Other than as set forth above, no material change from the Schedule 13D/A filed with the Commission on May 5, 2014.

Item 7.	Material to be Filed as Exhibits.

Exhibit A
Securities Purchase Agreement, dated July 28, 2014, by and among the Issuer, 12 West Capital Fund LP, 12 West Capital Offshore Fund LP, Diana Shipping Inc., Taracan Investments S.A., 4 Sweet Dreams S.A., Andreas Michalopoulos, and Ioannis Zafirakis, incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 6-K filed by the Issuer on July 30, 2014.

Exhibit B
Registration Rights Agreement, dated July 28, 2014, by and among the Issuer, 12 West Capital Fund LP, 12 West Capital Offshore Fund LP, Diana Shipping Inc., Taracan Investments S.A., 4 Sweet Dreams S.A., Andreas Michalopoulos, and Ioannis Zafirakis, incorporated by reference to Exhibit 99.2 to the Issuer's Current Report on Form 6-K filed by the Issuer on July 30, 2014.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2014

DIANA SHIPPING INC.

By:	/s/ Simeon Palios
Name:	Simeon Palios
Title:	Chief Executive Officer

SK 23159 0002 6085996 v2